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                                [INTERLAKE LOGO]

                                                               December 10, 1998

To Our Stockholders:

     I am pleased to inform you that The Interlake Corporation has entered into an Agreement and Plan of Merger with GKN North America Incorporated and GKN North America Manufacturing Inc., a wholly-owned subsidiary of GKN North America Incorporated. Pursuant to the Merger Agreement, GKN North America Manufacturing Inc. is today commencing a cash tender offer to purchase all the outstanding shares of Interlake Common Stock at a purchase price of $7.25 per share, and all the outstanding shares of Interlake Series A Preferred Stock at a purchase price of $1,980.87 per share, in each case net to the seller in cash. The Merger Agreement provides that if the offer is consummated, Interlake will be a subsidiary of GKN North America Incorporated.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF INTERLAKE. YOUR BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF INTERLAKE ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES.

     In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 filed with the Securities and Exchange Commission, including, among other things, the opinion of Morgan Stanley & Co. Incorporated, Interlake's financial advisor, that the consideration to be offered to the holders of Interlake Common Stock pursuant to the Merger Agreement is fair to such stockholders from a financial point of view.

     In the merger, shares of Common Stock and Series A Preferred Stock not purchased in the offer will be converted into the right to receive $7.25 and $1,980.87 per share, respectively, in cash without interest thereon.

     In addition to the attached Schedule 14D-9, enclosed is the Offer to Purchase dated December 10, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your shares pursuant to the offer. These documents state the terms and conditions of the offer and the merger, provide detailed information about the transactions, and include instructions as to how to tender your shares. We urge you to read these documents carefully.

     I appreciate very much the opportunity I have had to serve as the Chairman, President and Chief Executive Officer of Interlake. I hope you are as pleased as I am that your investment in Interlake has led to the opportunity afforded by the GKN offer.

                                          Very truly yours,

                                          /s/ W. ROBERT REUM

                                          W. Robert Reum
                                          Chairman, President and Chief
                                          Executive Officer